FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   October 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

               --------------------------------------------------
                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X      Form 40-F
                               ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----------------------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes          No X
                             ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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


The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:



ANNOUNCEMENT OF The RESULTS OF A MANDATORY BUYOUT OFFER

CEZ, a. s., a company having its registered office in Prague 4, Duhova 2/1444, Postal Code: 140 53 , Identification No.: 45274649 (the "Proposing Party") hereby publicizes in accordance with Section 183a (14) of Act No. 513/1991 Coll., the Commercial Code, as amended, the results of a mandatory buyout offer in respect of the following securities:



   ----------------------------------------------------------------------------------------------------------

   Target company          ISIN / SIN              Number of        Number of   Price per      Stake in
                                                   agreements       shares      share (CZK)    percent (%)*
   ----------------------------------------------------------------------------------------------------------

   ZCE (Zapadoeeska        CZ0005077354               63               682         6,179.80       0.064
   energetika, a.s.)
   ----------------------------------------------------------------------------------------------------------

   ZEE (Zapadoeeska        770950000818            3                413         6,179.80       0.076
   energetika, a.s.)
   ----------------------------------------------------------------------------------------------------------


    * The foregoing percentage stake represents the percentage stake in the applicable issue of the target company's shares to which the buyout offer applied and which the Proposing Party will obtain on the basis of the buyout offers - provided that the transfers are successfully settled.


The buyout offer in respect of the target company was publicized in the newspaper Hospoda0ske noviny on September 3, 2003. The period during which the offer was binding ended on October 1, 2003.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

                                            ------------------------
                                                  (Registrant)

Date:  October 7, 2003




                                            By:  /s/ Libuse Latalova
                                               ----------------------------
                                                     Libuse Latalova
                                               Head of Finance Administration